UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form N-8F
    Application for Deregistration of Certain Registered Investment Companies


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

     [ ]  Merger

     [X]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Smith Barney Shearson Telecommunications Trust (the "Trust")

3.   Securities and Exchange Commission File No.: 811-03766

4.   Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

     [ ]  Initial Application           [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     125 Broad Street, New York, New York 10004


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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Aaron D. Wasserman
     Willkie Farr & Gallagher LLP
     787 Seventh Avenue
     New York, New York 10019-6099
     (212) 728-8622

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Kaprel Ozsolak
     Smith Barney Fund Management LLC
     125 Broad Street
     11th Floor
     New York, New York 10004
     (212) 291-2668

     Richard Bourgelas
     State Street Corporation
     2 Avenue De Lafayette
     6th Floor
     Boston, Massachusetts 02111
     (617) 662-1075

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management Company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end                       [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts


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11.  Provide the name and address of each investment adviser of the fund
     (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Smith Barney Fund Management LLC
     399 Park Avenue
     4th Floor
     New York, New York 10022

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide: Not Applicable

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes       [X]  No

     If Yes, for each UIT state:
          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes  [ ]  No

          If Yes, state the date on which board vote took place: October 23,
          2003

          If No, explain:


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     (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes  [ ]  No

          If Yes, state the date on which the shareholder vote took place:
          February 26, 2004

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes  [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          Smith Barney Telecommunications Income Fund (the "Fund"), the only remaining series of the Trust, paid a distribution of $12.39 per share on March 12, 2004. Citigroup Asset Management ("CAM") is in the process of making an additional distribution to shareholders of record immediately prior to the liquidation of the Fund and who, based on the Fund's shareholder records, were entitled to receive at least $10 in distribution of the Fund's share of payments made by CAM in connection with the transfer agency matters set forth in Item 24.

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes  [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes  [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes  [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?


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     [ ]  Yes       [ ]  No

          If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes       [ ]  No

     Subject to the Fund's reservation of cash (held by the Fund's custodian, State Street Bank & Trust Co.) to pay expenses of liquidation and other accrued expenses (including payments with respect to the transfer agent matter discussed in Item 16 and Item 24), all other assets of the Fund have been distributed to its shareholders.

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [X]  Yes       [ ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     CAM is in the process of making a distribution to shareholders of record immediately prior to the liquidation of the Fund and who, based on the Fund's shareholder records, were entitled to receive at least $10 in distribution of the Fund's share of payments made by CAM in connection with the transfer agency matters set forth in Item 24.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [X]  Yes       [ ]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          Cash (reserved for liabilities): $13,766

     (b)  Why has the fund retained the remaining assets?


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          For the payment of accrued expenses.

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes  [X]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X]  Yes       [ ]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

          (i)   Audit Expenses:                                         $4,400

          (ii)  Legal Expenses:                                         $8,863

          (iii) Miscellaneous:                                          $  503

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          These debts and other liabilities will be paid out of the assets reserved, as indicated above.

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:                                         $48,446

          (ii)  Accounting expenses:                                    $   450

          (iii) Other expenses (list and identify separately):          $22,043

                                    Printing                            $18,220

                                    Proxy Solicitation                  $ 3,823

          (iv)  Total expenses (sum of lines (i)-(iii) above):          $70,939

     (b)  How were those expenses allocated?

          All expenses, other than the accounting fees, were borne by the Advisor. Accounting fees were borne by the Fund.


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     (c)  Who paid those expenses?

          All expenses, other than the accounting fees, were borne by the Advisor. Accounting fees were borne by the Fund.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes       [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [X]  Yes       [ ]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     (1) The Fund and other funds (collectively, the "Funds") advised by Smith Barney Fund Management LLC and Salomon Brothers Asset Management Inc. (the "Advisers") have been named as defendants in several purported class action lawsuits. The complaints primarily involve actions allegedly taken by the Advisers and the funds' distributor, Citigroup Global Markets Inc. (the "Distributor"). In summary, the complaints allege, among other things, that the Distributor created various undisclosed incentives for its brokers to sell Smith Barney and Salomon Brothers funds, that the Advisers caused the Funds to pay excessive brokerage commissions to the Distributor for steering clients towards proprietary funds and that the defendants breached their fiduciary duty to the Funds by improperly charging Rule 12b-1 fees and by drawing on Fund assets to make undisclosed payments of soft dollars and excessive brokerage commissions.

     The complaints seek injunctive relief and compensatory and punitive damages, rescission of the Funds' contracts with the Advisers, recovery of all fees paid to the Advisers pursuant to such contracts and an award of attorneys' fees and litigation expenses.

     On December 15, 2004, a consolidated amended complaint (the "Amended Class Action") was filed alleging substantially similar causes of action. While the lawsuit is in its earliest stages, to the extent that the Amended Class Action purports to state causes of action against the Funds, Citigroup Asset Management ("CAM") believes the Funds have significant defenses to such allegations, which the Funds intend to vigorously assert in responding to the Amended Class Action.


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     Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the Defendants in the future.

     As of March 18, 2005, CAM and the Funds believe that the resolution of the pending lawsuit will not have a material effect on the financial position or results of operations of the Funds or the ability of the Advisers and their affiliates to continue to render services to the Funds under their respective contracts.

     (2) In addition, the Staff of the Commision has notified CAM, the Citigroup business unit that includes the Fund's investment manager and other investment advisory companies; Citicorp Trust Bank (CTB), an affiliate of CAM; Thomas W. Jones, the former chief executive officer of CAM; and three other individuals, one of whom is an employee and two of whom are former employees of CAM, that the Commission Staff is considering recommending a civil injunctive action and/or an administrative proceeding against each of them relating to the creation and operation of an internal transfer agent unit to serve various CAM-managed funds.

     In 1999, CTB entered the transfer agent business. CTB hired an unaffiliated subcontractor to perform some of the transfer agent services. The subcontractor, in exchange, had signed a separate agreement with CAM in 1998 that guaranteed investment management revenue to CAM and investment banking revenue to a CAM affiliate. The subcontractor's business was later taken over by PFPC Inc., and at that time the revenue guarantee was eliminated and a one-time payment was made by the subcontractor to a CAM affiliate.

     CAM did not disclose the revenue guarantee when the boards of various CAM-managed funds hired CTB as transfer agent. Nor did CAM disclose to the boards of the various CAM-managed funds the one-time payment received by the CAM affiliate when it was made. CAM has already paid the applicable funds, primarily through fee waivers, a total of approximately $17 million (plus interest), which is the amount of the revenue received by Citigroup relating to the revenue guarantee.

     In addition, the Commission Staff has indicated that it is considering recommending action based on the adequacy of the disclosures made to the fund boards that approved the transfer agency arrangement, CAM's initiation and operation of, and compensation for, the transfer agent business and CAM's retention of, and agreements with, the subcontractor.

     Citigroup is cooperating fully in the Commission's investigation and is seeking to resolve the matter in discussions with the Commission Staff. On January 20, 2005, Citigroup stated that it had established an aggregate reserve of $196 million ($25 million in the third quarter of 2004 and $171 million in the fourth quarter of 2004) related to its discussions with the Commission Staff. Settlement negotiations are on going and any settlement of this matter with the Commission will require approval by the Citigroup Board and acceptance by the Commission.

     Unless and until any settlement is consummated, there can be no assurance that any amount reserved by Citigroup will be distributed. Nor is there at this time any certainty as to how the proceeds of any settlement would be distributed, to whom any such distribution would be made, the


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     methodology by which such distribution would be allocated, and when such distribution would be made.

     Although there can be no assurance, Citigroup does not believe that this matter will have a material adverse effect on the funds.

     The allocation methodology used to allocate the $17 million (discussed above) stipulated that fee waivers would be provided to existing, active funds. Because the Fund was no longer operating at the time of such payment, its established allocation was redistributed back to the remaining funds in the pool. CAM has subsequently determined to make an additional voluntary payment directly to Fund shareholders, despite the fact that the Fund is no longer in operation and has no shareholders. If the Fund were in existence on August 12, 2004 (the date of the original payment to applicable Funds), it would have received a payment of $4,332.56. CAM is currently making arrangements to have checks mailed to Fund shareholders, as described in response to questions 16, 18 and 19.

                                      * * *

     Smith Barney Fund Management LLC will (i) maintain all relevant Fund shareholder records and (ii) maintain the Fund's existence under Massachusetts law until the conclusion of the Amended Class Actions.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes       [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

(b)  State the Investment Company Act file number of the fund surviving the
     Merger:

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Smith Barney Telecommunications Income Fund, (ii) he is the Chairman and Chief Executive Officer of the Smith Barney Telecommunications Income Fund and
(iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.






                                        /s/ R. Jay Gerken
                                        ------------------------------
                                        Name:  R. Jay Gerken
                                        Title: Chairman, President, Chief
                                               Executive Officer